Exhibit 21

Subsidiary of Qwest Communications International Inc.*	Jurisdiction of Incorporation/Formation

Qwest Capital Funding, Inc.	Colorado

Qwest Communications Corporation	Delaware

Qwest Corporation	Colorado

Qwest Services Corporation	Colorado

Qwest N. Limited Partnership	Delaware

*	The names of certain subsidiaries have been omitted in accordance with Item 601(b)(21) of Regulation S-K.